

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via E-mail
Christopher W. Cabrera
President and Chief Executive Officer
Xactly Corporation
225 West Santa Clara St., Suite 1200
San Jose, CA 95113

> **Re:** **Xactly Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted March 13, 2014**
> **CIK No. 1322554**

Dear Mr. Cabrera:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   With respect to each third-party statement in your prospectus—such as the August 2013 Aon Hewitt research study and the IDC report referenced in your Summary, as well as the information from third parties cited in your business section—please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any or all of the reports or other publications were prepared for you.

5.   Please supplementally provide us with support for the following assertions. To the extent any such assertions are management's belief, please clarify.

- "Xactly is a leading provider of enterprise-class, cloud-based, incentive compensation solutions for employee and sales performance management."
- "We were the first 100% cloud-based provider in our market and we achieved our leadership position through domain expertise and innovative technology, including our scalable, multi-tenant cloud platform."
- "Variable pay programs will likely continue to be the primary way employers differentiate rewards in the future."
- You maintain a "thought leadership" position in incentives and employee performance.

Industry and market data, page 38

6.   You state that certain information contained in the prospectus was obtained or derived from third parties and that investors should not "give undue weight" to any estimates contained therein. Please revise the third sentence to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

7.   Your statement that the data and information obtained from Gartner "are not representations of fact" appears to suggest that investors should not rely on this information. To the extent that you have included estimates and quantitative data by Gartner to support your statements regarding the industry, business, and potential market, investors should be able to rely on this information. Please revise to remove any implication that investors should not rely on this information as factual.

Management's discussion and analysis of financial condition and results of operations

Overview, page 47

8.   Please tell us what consideration you gave to expanding this section to provide greater
        insight into known material trends and uncertainties that have, or are reasonably likely to
        have, a material impact on your revenues or business operations. Further, consider
        describing here the key opportunities and challenges you face and how management
        plans to address these issues. As an example, consider expanding your overview to
        discuss management's views as to the most material elements of your growth strategy,
        such as your plans to enhance your existing offerings and develop new solutions, or to
        expand internationally. Your discussion of trends, challenges, and uncertainties should
        provide insight into the extent to which reported financial information is indicative of
        future results. Refer to SEC Release 33-8350 for additional guidance.

Key business metrics, page 48

9.   We note that your statement that your "growth to date has been a function of growth in
        new customers, new subscribers at current customers and sales of additional modules to
        current customers." Please expand your disclosure to explain how the number of
        subscriber accounts purchased by a customer impacts the subscription costs and provide a
        similar discussion with respect to the number of modules purchased. In addition, please
        tell us how you considered providing disaggregated disclosure with respect to the
        increase in the number of subscribers that is attributable to new customers and to
        subscribers added to current customers, or tell us why this information would not be
        meaningful to investors.

10.   As noted in the comment above, it appears from your disclosure that you consider the
        sale of modules a key measure of your growth. Please tell us what consideration you
        gave to including information on the average number of modules purchased for the
        periods covered.

Contractual obligations, page 63

11.   Please revise to include estimated interest payments either in the table or a footnote, and
        describe the significant assumptions used in your estimates. Refer to Section IV.A of
        SEC Release 33-8350 and note 46 thereto.

Critical accounting policies, page 66

12.   We note from disclosure on page F-13 that you perform a two-step impairment test
        annually in the fourth quarter and that you have recorded no impairment charges in the
        periods presented. Please tell us your consideration for including the evaluation of

impairment for goodwill as critical accounting policy. If you believe it should be included, revise to disclose the following with regard to your most recent goodwill impairment test:

- The percentage by which fair value of your reporting unit exceeded its carrying value;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if you believe that your reporting unit is not at risk of failing step one of the test, disclose this assertion in the filing.

Stock-based compensation, page 68

13.   We note your disclosure of the objective and subjective factors you consider in determining the fair value of your common stock. Please revise to disclose the specific methods used in your valuations and the nature of the material assumptions involved. For example, disclose whether you use the market approach, the income approach, or a blend of these approaches and the nature of the material assumptions under the method(s) used. Additionally, revise to disclose the extent to which any significant estimates or assumptions are considered highly complex and subjective.

14.   For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Business

Overview, page 71

15.   We note your disclosure here and in the Summary that "customers can use the insights from our master data set" to benchmark and design incentive compensation plans. We also note that you have not yet launched your Xactly Insights product, which will provide customers with access to such data. Please tell us, and revise your disclosure as necessary to clarify, whether your customers currently have access to information derived from your master data set, whether you charge for such access, and whether any revenue derived from this offering is meaningful.

16.   Please consider providing a breakdown of both subscription and professional services revenues in the last paragraph of this section, including the percentage of revenue attributable to each of these revenue streams.

Where you can find more information, page 123

17.   You indicate that statements in the prospectus "concerning the contents of any contract or any other document [are] not necessarily complete" and that "[e]ach statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit." Your descriptions of material contracts should include the material contract terms. Please revise your disclosure here to avoid suggesting that the information you provided with respect to descriptions of contracts and other documents in the prospectus may be incomplete.

Exhibits

18.   It appears from your risk factor disclosure on page 19 and disclosures elsewhere that you are dependent on your third-party managed data centers to deliver your services. Please tell us what consideration you gave to filing the agreements that govern your arrangements with your third-party managed data centers in Virginia and in California. See Item 601(b)(10) of Regulation S-K.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

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Michael Coke
Donna Petkanics
Wilson Sonsini Goodrich & Rosati, P.C.